JOHN H. LIVELY, Managing Partner john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

June 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Pre-Effective Amendment No. 1 on Form N-14 under the Securities Act of 1933, as amended (the “1933 Act”), of ETF Opportunities Trust (the “Trust”) (File No. 333- 286465)

Dear Sir or Madam,

On behalf of the above referenced Registrant and its principal underwriter, Foreside Fund Services, LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on June 25, 2025 be accelerated to June 26, 2025, as of 12:00 p.m. Eastern Time.

Thank you for your prompt attention to the request for acceleration. Please contact John H. Lively at 913-660-0778 if you have any questions or need further information.

/s/ Karen Shupe	/s/ Teresa Cowen
Karen Shupe	Teresa Cowen
Treasurer and Principal Executive Officer	President
ETF Opportunities Trust	Foreside Fund Services, LLC